# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington D.C. 20549

## FORM 8-K

## CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **June 15, 2012**

## Independence Holding Company
(Exact name of registrant as specified in its charter)

| **Delaware** | **001-32244** | **58-1407235** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification Number) |

## 96 Cummings Point Road
### Stamford, CT 06902
(Address of principal executive offices, including zip code)

## (203) 358-8000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 5.07 Submission of Matters to a Vote of Security Holders.**

The Annual Meeting of Stockholders of Independence Holding Company (the "Company") was held on June 15, 2012. Matters submitted to stockholders at the meeting and the voting results thereof were as follows:

*Proposal One – Election of Directors*

The stockholders of the Company elected each of the following director nominees proposed by the Company's Board of Directors to serve until the next annual meeting of stockholders of the Company. The voting results for each director nominee are set forth below.

| Name | For | Withheld | Broker Non-Votes |
| --- | --- | --- | --- |
| Mr. Larry R. Graber | 12,201,717 | 2,259,827 | 2,356,320 |
| Mr. David T. Kettig | 12,188,294 | 2,273,250 | 2,356,320 |
| Mr. Allan C. Kirkman | 12,670,894 | 1,790,650 | 2,356,320 |
| Mr. John L. Lahey | 12,674,443 | 1,787,101 | 2,356,320 |
| Mr. Steven B. Lapin | 12,201,717 | 2,259,827 | 2,356,320 |
| Mr. James G. Tatum, C.F.A. | 12,675,096 | 1,786,448 | 2,356,320 |
| Mr. Roy T. K. Thung | 12,272,554 | 2,188,990 | 2,356,320 |

*Proposal Two – Ratification of Appointment of Independent Auditors*

The stockholders of the Company ratified the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ended December 31, 2012. The voting results for the appointment of KPMG LLP are set forth below.

| For | Against | Abstention | Broker Non-Votes |
| --- | --- | --- | --- |
| 16,741,767 | 70,596 | 5,501 | 0 |

*Proposal Three –Increase in Number of Authorized Shares*

The stockholders of the Company authorized an increase in the number of authorized shares of common stock, par value $1.00 per share, from 20 million to 23 million, resulting in an increase in the total number of capital stock from 20.1 million to 23.1 million.

| For | Against | Abstention | Broker Non-Votes |
| --- | --- | --- | --- |
| 16,587,708 | 225,358 | 4,798 | 0 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**INDEPENDENCE HOLDING COMPANY**

Date: June 18, 2012

By: */s/ Adam C. Vandervoort*

Name: Adam C. Vandervoort
Title: Corporate Vice President, Secretary and General Counsel